December 1, 2010

Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

   Re: **BTHC XV, Inc.**
       Form 8-K
       Filed November 4, 2010
       File No. 0-52808

Dear Mr. Shanjiu:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate History, page 5

1. Please expand the discussion to clarify whether the role of Halter Financial Group, Inc. and whether there was a relationship with Ballantrae prior to the bankruptcy.

Business Overview

2. Please provide a more detailed discussion of the transaction(s) that resulted in the current structure of the company, which appeared to occur in 2009. Also, please discuss the 2007 reduction in registered capital and reduction in the number of shareholders, as mentioned on page 68. See Item 101(h)(3) of Regulation S-K.

3. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

4. Please add disclosure regarding description of properties, as required by Item 102 of Regulation S-K.

5. We note you enter into cooperation agreements with numerous domestic travel agencies throughout China to ensure a steady flow of visitors to the Underground Grand Canyon. Please provide us with the terms and conditions of such agreements along with a courtesy copy of a standard agreement. In addition, please provide us with your analysis of the accounting implications of such agreements, if any.

The Underground Grand Canyon, page 6

6. Please provide the basis for your belief that you "are one of the leading companies in the cave tourism sector in China."

7. Please discuss in greater detail how the $12 million was spent improving the infrastructure and facilities.

8. If any brokers or finders were involved in this process, please identify the entities and disclose the dollar amount each was paid.

Our Industry, page 8

9. We note several sources are mentioned, including the World Tourism Organization, the 2009 Statistic Report of China Tourism, China Tourism Development Report, and the China Tourism Academy. Please clarify where such information can be located and provide us supplementally with copies of these reports or statistics.

10. Please provide the source of all of the statements in the business section. For instance, we note the statement that, "[B]y 2020, the tourism industry is projected to become the pillar of China's economy. Domestic tourism revenue is projected to reach $308.8 billion by 2020…"

Our Growth Strategy, page 8

11. While we note the disclosure that you have not entered into any definitive agreements for acquisition and management of scenic sites, please discuss whether you have entered into any preliminary agreements, such as a letter of intent, or have had any discussions or negotiations with such entities..

12. To the extent known, please expand your second and third bullets to disclose an estimate of the costs involved with the planned development of the Treasure Hunting Cave as well as the food services and gift shops for the Underground Grand Canyon destination and the estimated timing of such development.

13. Please briefly explain the nature of the entertainment that is planned for the Treasure Hunting Cave.

Our Products, page 9

14. Please expand your description of the Strop Ropeway to clarify the nature of the attraction. Is there a vehicle used or is a "zip-line" type set-up.

Sales and Marketing, page 10

15. We note in the first bullet paragraph the statements, "[W]e enter into cooperation agreements with numerous domestic travel agencies throughout China" and "[W]e plan to continue to expand the number of travel agencies we cooperate with, particularly in the major cities…" Please expand your discussion to disclose the number of travel agencies you have executed agreements with, discuss the standard terms of these agreements, and to the extent material, please file the agreements as exhibits to the Form 8-K.

16. We note the disclosure on page 12 that price increases must be approved by the local Administration for Commodity Prices. Please discuss in the governmental regulation section. Clarify the last time a price increase was approved and discuss generally the process you must go through to obtain approval for price increases.

Pricing, Page 11

17. Please expand your disclosure to describe how your services are priced. In this regard, please address whether you offer passes (e.g. weekly/monthly) and/or bundled ticket options.

Our Competitive Strengths, page 12

18. Please expand your discussion to explain how the tourist destinations are given their ratings by the National Tourism Administration of the PRC.

19. Please revise to clarify the meaning of the fourth bullet paragraph on page 13. In this regard, please explain the "annual theme activity" and provide the basis for the claim that your visitor satisfaction rate remains at more than 99%.

Our Employees, page 14

20. Please revise to clarify the total number of employees in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

21. In the second paragraph at the top of page 15, please state the percentages of after-tax profit that is required to be contributed to employee benefit plans.

Environmental Regulation, page 18

22. Expand this section to discuss the costs and effects of compliance with the environmental regulations. See Item 101(h)(4)(xi) of Regulation S-K.

Risk Factors, page 22

23. Please remove the statements "[T]here are numerous and varied risks, known and unknown…" and "[T]he risks described below are not the only ones the Company will face." The risk factors section should discuss all of the known material risks.

24. We note the reference on page 33 to advice of your PRC counsel. Please revise to identify counsel and file their consent as an exhibit. To the extent you have a legality opinion, please file as an exhibit.

25. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

26. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

27. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

28. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c) the nature of his or her contractual or other relationship to you;

    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

29. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    a) the name and address of the accounting firm or organization;

    b) the qualifications of their employees who perform the services for your company;

    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    d) how many hours they spent last year performing these services for you; and

    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

30. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    b) how many hours they spent last year performing these services for you; and

    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Cautionary Statement Regarding Forward-Looking Statements, page 43

31. We note the statement on page 43 that the prospectus includes forward looking statements "as defined by the Private Securities Litigation Reform Act of 1995." Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

Management's Discussion and Analysis of Financial Condition…

Overview, page 46

32. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Results of Operations, page 47

33. We note the discussion in the business section of your plans to expand your current operations. Please provide a discussion in the liquidity and capital resources sections of your expansion plans, both internally and through acquisition, and the expected source(s) of funding.

34. We note the short term borrowings referenced on page 52. Please discuss in greater detail the terms of the material borrowings.

35. Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, (i) provide additional detail explaining the change in revenues related to the increased admission ticket sales for both the Underground Canyon and other attractions, as well as, the change in the number of visitors between periods, (ii) your analysis of costs and expenses should also describe and quantify the drivers of changes in advertising and promotion, salaries, administrative expenses, etc.

Liquidity and Capital Resources, page 50

36. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, accounts payable,

etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

37. Considering (i) your cash balance of $308,000 at June 30, 2010, (ii) you have approximately $7.5 million of short-term loans due within the next 12 months, (iii) your planned capital expenditures of $3.2 million and (iv) you have no unused credit facilities, please revise to disclose in detail how you plan to fund your operations for the next 12 months and disclose the ramifications to your business if such plans are not realized.

38. In connection with the comment above, we note you loan amounts to related companies and this amount has increased from approximately $4.8 million at December 31, 2009 to $11.2 million at June 30, 2010. During the same period, your short-term debt grew from $2.5 million to 8.2 million. Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

Involvement in Certain Legal Proceedings, page 61

39. We note the statement, "[T]o the knowledge of BTHC" none of the officers or directors have been involved in certain legal proceedings. Since the company is in the position to know about the legal proceedings involving the officers and directors, the phrase should be deleted.

Board Meetings, page 62

40. Please provide the disclosure required by Item 407(a) of Regulation S-K. In addition, please explain the reference to your "incoming director."

Loans to Related Parties, page 68

41. Please revise this section, the "Loans from and Amounts due to Related Parties" section, and the Guarantees section to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

42. We note that these related companies are in the travel industry. To the extent Mr. Shanjiu and his family have significant control in companies in the travel and related industries that compete with the company or upon which the company is dependent for business, a risk factor should be added to address this control and its potential risks.

43. Please expand this discussion to provide the background and basis for the alleged breach of the Exclusive Service Agreement, to the extent known.

44. We note you have a significant amount of loans to related parties. Please revise to disclose the business purpose of these loans. Also, clarify to us the business of these related entities and if you consummate any other financial transactions with these entities (e.g. revenue, capital expenditures, etc.).

Common Stock, page 71

45. Please remove the statement, "[A]ll outstanding shares of common stock are …fully paid and non-assessable" or attribute such statement to counsel and file the opinion of counsel as an exhibit. Such statement is a legal conclusion, which the company is not able to make.

Unregistered Sales of Equity Securities, page74

46. Please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibits, page 77

47. It appears that the footnote reference for Exhibit 2.3, Share Exchange Agreement, should be (2) instead of (3). Please revise. In addition, please file all material schedules to Exhibit 2.3. Lastly, please agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

48. Exhibits 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.13 are missing schedules, or attachments. We also note that exhibits 10.1, 10.2, and 10.3 to the Form 8-K filed on November 22, 2010 are missing schedules or attachments. In addition, exhibits 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12 are missing terms of the agreement. Please file these exhibits in their entirety.

49. In accordance with Rule 403(c)(4) of Regulation C, the exhibits should be identified as either being an English summary or English translation, as applicable.

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

General

50. Please provide pro forma financial statements as required under Rule 8-05 of Regulation S-X, giving effect to the reverse merger between BTHC XV and Long

Fortune Valley Tourism International Limited.   If you believe pro forma financial information is not required to be presented, please provide us with the basis for your position.

51. Please amend your Form 8-K to include updated interim financial statements of Long Fortune Valley Tourism International Limited for the nine months ended September 30, 2010 and 2009. Refer to Exchange Act Rules 13a-1 and 13a-13.

52. We note your disclosure on page 6 of your Form 8-K that you spun off three operating companies in January 2008. Please provide us with the terms of these transactions, tell us how you accounted for these transactions and how you considered FASB ASC 205-20-45 with regard to the presentation and disclosure of these spin-off transactions.

Balance Sheet, page 3

53. In order to provide an investor with a clearer understanding of your receivables, for each period presented revise to disaggregate your accounts receivable from advances to suppliers on the face of your balance sheet.

Statements of Stockholder's Equity, page 5

54. We note on page 21 that your PRC subsidiaries are required under PRC laws and regulations to allocate at least 10% of your annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of your registered capital, and that allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to you in the form of dividends.   Please revise to present the amount included in statutory reserve separately for each of the financial statement periods presented. Refer to Rule 4-08(e) of Regulation S-X.

Notes to Financial Statements

1. Organization and nature of operations

Organization, page 7

55. We note three of the holding companies included in the diagram on page 8 were incorporated in December 2009 whereas the operating company in the PRC was incorporated in March 2004. Please revise your discussion here to clarify how your current corporate structure came to existence. Please ensure your disclosure clarifies the timing and nature of each transaction, the consideration exchanged, how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquiree.

Nature of Operations, page 8

56. Please expand your disclosures related to the nature of your operations to meet the requirements of FASB ASC 275-10-50-2.

2. Significant Accounting Policies

General

57. Based on your disclosure on page 6 of your Form 8-K, we note you have spent approximately $12 million to improve the infrastructure and facilities at the Underground Grand Canyon. Please revise to disclose your accounting policy for infrastructure and facilities improvements.

Land Use Right, net, page 9

58. We note your policy of amortizing land use rights on a straight-line basis over the 30-year term of the agreement. However, we note your disclosure on page 16 of your Form 8-K indicating that your land use rights have varying lives. Please revise to reconcile this apparent inconsistency and provide complete disclosures required by FASB ASC 350-30-50-2.

Revenue Recognition, page 10

59. We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.
60. Please tell us whether revenues are presented gross or net of taxes. If taxes are presented on a gross basis and are significant, please disclose those taxes included in your financial statements for all periods presented. Refer to FASB ASC 605-45-50-4.

7. Income Tax, page 14

61. Please revise to provide complete income tax disclosures as required by FASB ASC 740-10-50.

8. Related Party Transactions

(2) – Guarantees, Page 16

62. Please revise to provide complete disclosures of your guarantees as required by FASB ASC 460-10-50-4.

9. Commitments, page 16

63. Please revise to disclose rental expense for each period for which an income statement is presented in accordance with FASB ASC 840-20-50-1.

Exhibit 99.2

Interim Financial Statements for the Six Months Ended June 30, 2010 and 2009

General

64. Please revise your interim financial statements, as necessary to address the applicable comments above related to the financial statements for the years ended December 31, 2009 and 2008.

2. Significant Accounting Policies

Revenue Recognition, page 9

65. Based on your disclosure on page 16, we note that your revenues are subject to seasonal variations and that interim results may not be indicative of the estimated results for a full fiscal year. Please revise your disclosures to state so. Refer to ASC 270-10-45-11.

10. Subsequent events, page 19

66. We note your disclosure related to the Greentree letter and the agreement with Greentree Financial Group filed as Exhibit 10.50 of this Form 8-K. Please tell us whether Greentree Financial Group performed the services under this agreement or whether this agreement was terminated. In connection with your response, please disclose any amounts recorded related to this dispute for the financial statement periods presented.

Form 10-K

67. Please confirm that in future filings you will include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.2 to Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, review accountant at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director